UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
          AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
                               (AMENDMENT NO. 3)*

                                 MERISEL, INC.
                               (NAME OF ISSUER)

                    Common Stock, Par Value $0.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                   589849306
                                 (CUSIP NUMBER)

                               December 31, 2007
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                   [ X ]Rule 13d-1(b)[1]
                                   [ X ]Rule 13d-1(c)[2]
                                   [   ]Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 Mr. Gary Furukawa, an individual, and Freestone Advisors LLC, a Delaware limited liability company, are each filing pursuant to Rule 13d-1(b).
2 Freestone Opportunity Partners LP, a Delaware limited partnership, is filing pursuant to Rule 13d-1(c).

CUSIP NO. 589849306                  13G                      PAGE 1 OF 3 PAGES

1.    NAME OF REPORTING PERSONS
            Freestone Advisors LLC

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [    ]
            (b)  [    ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            None.

      6.    SHARED VOTING POWER

             474,726

       7.    SOLE DISPOSITIVE POWER

            None.

      8.    SHARED DISPOSITIVE POWER

            474,726

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            474,726

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.9%

12.   TYPE OF REPORTING PERSON

            IA

   CUSIP NO. 589849306               13G                            Page 2 of 3
   Pages


1.    NAME OF REPORTING PERSONS
                        Freestone Opportunity Partners LP

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [    ]
            (b)  [    ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

            None.

      6.    SHARED VOTING POWER

            474,726

      7.    SOLE DISPOSITIVE POWER

            None.

      8.    SHARED DISPOSITIVE POWER

            474,726

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            474,726

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES: [ ]

11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.9%

12.   TYPE OF REPORTING PERSON

            PN

CUSIP NO. 589849306                  13G                      Page 3 of 3 Pages

1.    NAME OF REPORTING PERSONS
          Gary I. Furukawa

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  [    ]
            (b)  [    ]

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:


      5.    SOLE VOTING POWER

                      101,160

      6.    SHARED VOTING POWER

                      668,081

      7.    SOLE DISPOSITIVE POWER

                      101,160

      8.    SHARED DISPOSITIVE POWER

                      668,081

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            769,241

10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES: [ ]


11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.6%

12.   TYPE OF REPORTING PERSON

            IN

ITEM 1.

(A)   NAME OF ISSUER:   Merisel, Inc.

(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      127 West 30th Street, 5th Floor, New York, NY  10001

ITEM 2.

(A)   NAMES OF PERSONS FILING:  See Cover Pages, item 1.

(B)   ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      1191 Second Avenue, Suite 2100, Seattle, WA  98101

(C)   CITIZENSHIP:  See Cover Pages, item 4.

(D) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01 per share (including securities which represent a right to acquire Common Stock pursuant to Rule 13d-3(d)(1), if any)

(E)   CUSIP NO.:  589849306

ITEM 3. STATEMENT FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c):

   Freestone Advisors LLC is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
   Freestone Opportunity Partners LP is filing in accordance with Rule 13d-1(c). Gary I. Furukawa is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

ITEM 4. OWNERSHIP

      See Cover Pages, items 5 through 11.

      The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 8,037,983 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007.

      Freestone Opportunity Partners LP is the holder of the amount of securities of the Issuer listed on the applicable Cover Page. Freestone Advisors LLC is the general partner of Freestone Opportunity Partners LP. Gary I. Furukawa is the Managing Member of Freestone Advisors LLC. Additionally, (i) Gary I. Furukawa is the holder of a majority of the shares in Freestone Capital Management Inc., a Delaware corporation which has voting and dispositive power over 193,355 shares of the Issuer's common stock; and (ii) Gary I. Furukawa has voting and dispositive power over 101,160 shares of the Issuer's common stock which are held privately. Freestone Opportunity Partners LP, Freestone Advisors LLC and Gary I. Furukawa are collectively referred to as the "Reporting Persons" in this Amendment to Schedule 13G.

ITEM 5. OWNERSHIP OF FIVE PERCENT (5%) OR LESS OF A CLASS.

      Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT (5%) ON BEHALF OF ANOTHER PERSON.

      Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

      See Exhibit 99.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      Not applicable.

ITEM 10. CERTIFICATIONS.

   (a)The following certification is included only with respect to each of Freestone Advisors LLC and Gary I. Furukawa, who are filing this Statement pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

   (b)The following certification is included only with respect to Freestone Opportunities Partners LP, who is filing this Statement pursuant to Rule 13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such entity or individual is true, complete and correct.


Dated: February 14, 2008
                                                 FREESTONE ADVISORS LLC


                                                        /s/ Gary I. Furuakwa
                                                 By:    Gary I. Furukawa
                                                 Title: Managing Member



                                                 FREESTONE OPPORTUNITY PARTNERS
                                                 By:   Freestone Advisors LLC,
                                                       Its general partner

                                                       /s/ Gary I. Furukawa
                                                 By:   Gary I Furukawa
                                                       Its:  Managing Member





                                                        /s/ Gary I Furukawa
                                                 Name:   Gary I Furukawa
                                                 Capacity:Individually

                             JOINT FILING AGREEMENT

Freestone Advisors LLC, a Delaware limited liability company, Freestone Opportunity Partners LP, a Delaware limited partnership, and Gary I. Furukawa, an individual, hereby agree to file jointly the statement on Schedule 13G/A to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G/A, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated:  February 14, 2008


                                                 FREESTONE ADVISORS LLC


                                                        /s/ Gary I. Furuakwa
                                                 By:    Gary I. Furukawa
                                                 Title: Managing Member



                                                 FREESTONE OPPORTUNITY PARTNERS
                                                 By:   Freestone Advisors LLC
                                                 Its general partner

                                                       /s/ Gary I. Furukawa
                                                 By:   Gary I Furukawa
                                                 Its:  Managing Member




                                                          /s/ Gary I Furukawa
                                                  Name:   Gary I Furukawa
                                                  Capacity:Individually

                                INDEX TO EXHIBITS




EXHIBIT 99    Identification of Subsidiary and Parent Holding Companies

                                                                      Exhibit 99

Mr. Gary I. Furukawa is filing as a parent holding company or control person of Freestone Advisors LLC in accordance with Rule 13d-1(b)(1)(ii)(G). Freestone Advisors LLC is filing pursuant to Rule 13d-1(b)(1)(ii)(E) as it is an investment adviser registered under the Investment Advisers Act of 1940, as amended.